UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 3, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F [X]

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)

Date: September 3, 2003

By:	/s/ Stuart Snyder
Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated September 2, 2003 - CINAR Board to Respond to Request in Due Course

[LOGO] CINAR

TO	News directors, assignment editors, journalists and columnists: business, finance and communications news

FROM	CINAR

DATE	September 2, 2003

RE	For immediate release

Request for special shareholders’ meeting CINAR BOARD TO RESPOND TO REQUEST IN DUE COURSE

MONTREAL (Quebec) Canada - September 2, 2003 - CINAR Corporation has received a formal request from CEDE & Co. on behalf of Chap-Cap Partners, L.P. to call a special meeting of shareholders.

The Board of Directors has 21 days to respond to the formal requisition. The Board will take the necessary time to consider the request and will respond in due course.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

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Information:

Nathalie Bourque

Tel.: (514) 843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.